Douglas N. Mac Donald

Mr. Mac Donald entered the Canadian Financial Services business space after a 25-year career with the Royal Canadian Mounted Police. In 1998 he was a Founding Shareholder and Director of VenCash Capital Corporation, one of the first five originating Canadian "channels" authorized to participate within the Canadian INTERAC system for the placement, management, and financial settlement of a Nation-Wide deployed ATM estate of 5,000+ ATMs.

In 2001 to 2018 Mr. Mac Donald was a founding shareholder of publicly traded Westsphere Asset Corporation where he has acted as President, Chief Executive Officer, and Director until September 2018 and to date sits as the Chairman of the Board of Suncliff Inc. (Formerly Westsphere Asset Corporation).

During this same period Mr. Mac Donald was engaged as President and Chief Executive Officer of associated and affiliate companies Westsphere Systems Inc. (a founding shareholder of Interac Corp), TRAC POS Processing Inc., Cash Direct Financial Services Inc., Trans Armored Canada Inc., and corporate management group Westsphere Capital Group Ltd.